UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

(Commission File No. 1-03006)

PLDT Inc.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No 

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed on June 13, 2023 with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing & Exchange Corporation in connection with the results of PLDT Inc.’s Annual Meeting of Stockholders and the Organizational Meeting held on June 13, 2023.

June 13, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-In-Charge, Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code (“SRC”) and SRC Rule 17.1.1.1.3 (b) 2, we submit herewith a copy of SEC Form 17-C with respect to actions approved in the Annual Meeting of Stockholders and the Organizational Meeting of the Board of Directors of PLDT Inc.

This shall also serve as our disclosure for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Abner Tito L. Alberto

Abner Tito L. Alberto

Assistant Corporate Secretary

PLDT Inc.

Very truly yours,

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,416 As of May 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (“Annual Meeting”) and Organizational Meeting of the Board of Directors (“Organizational Meeting”) of PLDT Inc. (“PLDT” or the “Company”) and actions approved in the said meetings:

1.
Annual Meeting of Stockholders

1.1. The Annual Meeting was held on June 13, 2023 at 3:00 p.m. in hybrid format (combination of in-person and online attendance). The Notice and Agenda of the Annual Meeting were published in the May 22 and 23, 2023 issues of The Manila Times, The Philippine Star, and OneNews.PH (in printed and online formats). The said Notice and Agenda together with the Information Statement, Proxy Form, 2022 Management Report/Annual Report for the year ended December 31, 2022 in SEC Form 17-A and Quarterly Report for the first quarter of 2023 in SEC Form 17-Q (“Annual Meeting Materials”) are posted on PSE EDGE at https://edge.pse.com.ph and on the Company’s website at https://main.pldt.com/investor-relations/shareholder-information/latest-shareholders'-news. Copies of the Annual Meeting Materials for the Annual Meeting of Stockholders held on June 14, 2022 and copy of the minutes of such Annual Meeting are likewise posted on the Company’s website.

(a) As at the record date, April 14, 2023 (the “Record Date”), the total outstanding PLDT shares entitling the holders thereof to attend and vote at the Annual Meeting is 366,055,775, broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775
Voting Preferred	150,000,000
Total	366,055,775

(b) The total Common and Voting Preferred Shares (the “Voting Shares”) owned or held by the stockholders present or represented by proxy at the Annual Meeting was 303,796,661 representing 82.99% of the total outstanding Voting Shares of PLDT as at the Record Date, broken down as follows:

Class of Shares	Number of Shares	% to Total Outstanding Shares
Common	153,796,661	42.01%
Voting Preferred	150,000,000	40.98%
Total	303,796,661	82.99%

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(c) All of the thirteen (13) directors, the Chairman of the Board, the Chairmen of the Audit, Risk, Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees, the President and Chief Executive Officer and other key officers of the Company were present at the Annual Meeting. Representatives from the Company’s independent auditors, SyCip Gorres Velayo & Co. (“SGV”) were also present at the Annual Meeting.

1.2 Each item in the Agenda for the Annual Meeting that is subject to stockholders’ approval was voted upon by means of written voting instructions and/or online voting in absentia.

1.3 The voting requirement and the votes cast for each one of the following items in the Agenda that is subject to stockholders’ approval are as follows:

(a) Approval of the audited financial statements for the fiscal year ended December 31, 2022 contained in the Company’s 2022 Annual Report.

CLASS OF SHARES	VOTING REQUIREMENT
	Majority of Total Outstanding Common and Voting Preferred Shares
	VOTES CAST
	FOR	AGAINST	ABSTAIN
Common Shares	153,721,046	37,043	19,745
Voting Preferred Shares	150,000,000	0	0
Total	303,721,046	37,043	19,745

With more than two-thirds (2/3) of the outstanding Voting Shares voted in favor of the approval of the audited financial statements of the Company for the fiscal year ended December 31, 2022 contained in the Company’s 2022 Annual Report, the said financial statements were approved.

(b) Election of thirteen (13) directors, including three (3) independent directors for the ensuing year, whose background information are contained in the Information Statement.

The Chairman explained the review or screening process of the Governance, Nomination and Sustainability Committee (“GNSC”) to determine whether each of the director-nominees possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director-nominees meets the additional criteria or qualifications for an independent director, as well as the diversity aspects considered by the GNSC pursuant to the Company’s Board Diversity Policy.

NAME OF DIRECTOR/ INDEPENDENT DIRECTOR	VOTING REQUIREMENT

Thirteen (13) nominees receiving the highest number of votes from the holders of Common and Voting Preferred Shares shall be declared elected and three (3) of them who have been pre-qualified as independent directors shall be declared elected as such

VOTES CAST
Mr. Bernido H. Liu (Independent Director)	288,364,001
Ret. Chief Justice Artemio V. Panganiban (Independent Director)	285,887,591
Ms. Bernadine T. Siy (Independent Director)	286,413,655
Mr. Manuel L. Argel, Jr.	287,442,773
Atty. Marilyn A. Victorio-Aquino	288,083,748
Ms. Helen Y. Dee	286,576,892
Atty. Ray C. Espinosa	286,962,425
Mr. James L. Go	286,591,775
Mr. Kazuyuki Kozu	286,129,641
Mr. Manuel V. Pangilinan	334,345,663
Mr. Alfredo S. Panlilio	296,887,661
Mr. Naoki Wakai	287,436,241
Ms. Marife B. Zamora	286,682,492

Each director/independent director-nominee received the votes of more than a majority of the outstanding Voting Shares. Since there are only thirteen (13) Board seats and thirteen (13) nominees, each director-nominee was declared and elected. Three (3) of them, namely, Mr. Bernido H. Liu, Ret. Chief Justice Artemio V. Panganiban, and Ms. Bernadine T. Siy, who have been pre-qualified as independent directors, were elected as such.

Attached are copies of the Certifications executed by Mr. Bernido H. Liu, Ret. Chief Justice Artemio V. Panganiban, and Ms. Bernadine T. Siy in connection with their election as independent directors of the Company.

1.4 SGV performed agreed upon procedures for the Company’s registration, tabulation and reporting modules, encoding and processing of proxies, encoding and processing of the online registration and online voting, and system reports generated by the Stockholder Management System in accordance with the Philippine Standards on Related Services 4400, Engagements and Agreed-Upon Procedures Regarding Financial Information issued by the Auditing Standards and Practices Council. Representatives from SGV were present at the Annual Meeting to check the accuracy and completeness of quorum and reports generated by the systems.

1.5 Stockholders were given an opportunity to ask questions in person and via email to pldtshareholderservices@pldt.com.ph. The questions raised were addressed or responded to by the Chairman, President and Chief Executive Officer, and other key officers of the Company after the Election of Directors and prior to the discussion of Other Matters in the Agenda.

1.6 Stockholders were also informed that pursuant to the authority vested in the Audit Committee under the Company’s By-Laws, the Audit Committee appointed SGV as independent auditors to audit the financial statements of the Company for the year 2023, and such appointment was confirmed by the Board of Directors.

2. Organizational Meeting

2.1 The Organizational Meeting was held immediately after the adjournment of the Annual Meeting.

All of the thirteen (13) directors/independent directors elected during the Annual Meeting were present in person in the Organizational Meeting except Director Manuel L. Argel, Jr. who joined the meeting via MS Teams. All nominees for appointment as member of the Advisory Board/Committee were also present in person.

2.2 The following actions were approved by the Board of Directors at the Organizational Meeting:

(a)
Appointment of Mr. Manuel V. Pangilinan as Chairman of the Board of Directors.

(b)
Appointment of Ret. Chief Justice Artemio V. Panganiban as Lead Independent Director.

(c)
Appointment of the members of the Advisory Board/Committee:

Mr. Benny S. Santoso;

Mr. Orlando B. Vea; and

Mr. Christopher H. Young.

(d)
Appointment of the Chairmen, Members and Advisors of the six (6) Board Committees, as follows:

Audit Commitee

Ms. Bernadine T. Siy, Chairman/Independent Member;

Mr. Bernido H. Liu, Independent Member;

Ret. Chief Justice Artemio V. Panganiban, Independent Member;

Ms. Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert);

Mr. James L. Go, Advisor; and

Mr. Kazuyuki Kozu, Advisor.

Risk Committee

Ret. Chief Justice Artemio V. Panganiban, Chairman/Independent Member;

Mr. Bernido H. Liu, Independent Member;

Ms. Bernadine T. Siy, Independent Member;

Mr. James L. Go, Member;

Mr. Kazuyuki Kozu, Member; and

Mr. Danny Y. Yu, Non-Voting Member.

Governance, Nomination and Sustainability Committee

Mr. Manuel V. Pangilinan, Chairman;

Mr. Bernido H. Liu, Independent Member;

Ret. Chief Justice Artemio V. Panganiban, Independent Member;

Ms. Bernadine T. Siy, Independent Member;

Mr. Kazuyuki Kozu, Member;

Ms. Gina Marina P. Ordoñez, Non-Voting Member;

Ms. Melissa V. Vergel de Dios, Non-Voting Member; and

Mr. Alfredo S. Panlilio, Advisor.

Executive Compensation Committee

Mr. Manuel V. Pangilinan, Chairman;

Mr. Bernido H. Liu, Independent Member;

Ret. Chief Justice Artemio V. Panganiban, Independent Member;

Ms. Bernadine T. Siy, Independent Member;

Mr. Kazuyuki Kozu, Member; and

Ms. Gina Marina P. Ordoñez, Non-Voting Member.

Technology Strategy Committee

Mr. Manuel V. Pangilinan, Chairman;

Atty. Ray C. Espinosa, Member;

Mr. James L. Go, Member;

Mr. Kazuyuki Kozu, Member;

Mr. Alfredo S. Panlilio, Member; and

Mr. Orlando B. Vea, Non-Voting Member.

Data Privacy and Information Security Committee

Mr. Manuel V. Pangilinan, Chairman;

Atty. Ray C. Espinosa, Member;

Mr. Kazuyuki Kozu, Member;

Mr. Bernido H. Liu, Independent Member; and

Mr. Alfredo S. Panlilio, Advisor.

(e)
Election of the following officers to the positions indicated opposite their respective names:

Name		Position

Alfredo S. Panlilio	-	President and Chief Executive Officer
Marilyn A. Victorio-Aquino	-	Senior Vice President, Chief Legal Counsel and Corporate Secretary

Emmanuel Ramon C. Lorenzana	-	Senior Vice President and Chief Transformation & Customer Officer
Gina Marina P. Ordoñez	-	Senior Vice President and Chief People Officer
Victorico P. Vargas	-	Leadership Transition Officer
Danny Y. Yu	-	Senior Vice President, Chief Financial Officer and Chief Risk Management Officer
Joseph Ian G. Gendrano	-	Senior Vice President and Chief Technology Officer
Alejandro O. Caeg	-	Senior Vice President
Jeremiah M. de la Cruz	-	Senior Vice President
Menardo G. Jimenez, Jr.	-	Senior Vice President
Luis S. Reñon	-	Senior Vice President
Leo I. Posadas	-	First Vice President and Treasurer
Melissa V. Vergel de Dios	-	First Vice President and Chief Sustainability Officer
Gil Samson D. Garcia	-	First Vice President
Katrina L. Abelarde	-	First Vice President
Benedict Patrick V. Alcoseba	-	First Vice President
Marco Alejandro T. Borlongan	-	First Vice President
Mary Julie C. Carceller	-	First Vice President
Bernard H. Castro	-	First Vice President
Joseph Michael Vincent G. Co	-	First Vice President
Joan A. De Venecia-Fabul	-	First Vice President
Victor Emmanuel S. Genuino II	-	First Vice President
John John R. Gonzales	-	First Vice President
Ma. Criselda B. Guhit	-	First Vice President
Leah Camilla R. Besa-Jimenez	-	First Vice President
Gary Manuel Y. Kho	-	First Vice President
Albert Mitchell L. Locsin	-	First Vice President
Angel T. Redoble	-	First Vice President
Jeanine R. Rubin	-	First Vice President
Bernadette C. Salinas	-	First Vice President
Roderick S. Santiago	-	First Vice President
Patrick S. Tang	-	First Vice President
Victor Y. Tria	-	First Vice President
Jude Michael H. Turcuato	-	First Vice President
John Henri C. Yanez	-	First Vice President
Catherine L. Yap-Yang	-	First Vice President
Ma. Magdalene A. Tan	-	Vice President
Abner Tito L. Alberto	-	Vice President and Assistant Corporate Secretary
Minerva M. Agas	-	Vice President
Cecille M. Alzona	-	Vice President
Roy Victor E. Añonuevo	-	Vice President
Tito Rodolfo B. Aquino, Jr.	-	Vice President
Mitchie M. Arcaina	-	Vice President

Maria Cecilia A. Arevalo	-	Vice President
Jerameel A. Azurin	-	Vice President
Francis A. Bautista	-	Vice President
Dianne M. Blanco	-	Vice President
Luis Gregorio D. Casas	-	Vice President
Benjamin Jose C. Causon, Jr.	-	Vice President
Melvin Jeffrey C. Chan	-	Vice President
Ma. Monica M. Consing	-	Vice President
Branden B. Dean	-	Vice President
Ramil C. Enriquez	-	Vice President
Aniceto M. Franco III	-	Vice President
Leonard A. Gonzales	-	Vice President
Gene S. De Guzman	-	Vice President
Silverio S. Ibay, Jr.	-	Vice President
Gary F. Ignacio	-	Vice President
Rai Antonio A. De Jesus	-	Vice President
Javier C. Lagdameo	-	Vice President
Ser John S. Layug	-	Vice President
John Henry S. Lebumfacil	-	Vice President
Armando Dodjie T. Lim	-	Vice President
Czar Christopher S. Lopez	-	Vice President
Paolo Jose C. Lopez	-	Vice President
Ma. Carmela F. Luque	-	Vice President
Mark David P. Martinez	-	Vice President
Loreevi Gail O. Mercado	-	Vice President
Evert Chris R. Miranda	-	Vice President
Oliver Carlos G. Odulio	-	Vice President
Audrey Lyn S. Oliva	-	Vice President
Charles Louis L. Orcena	-	Vice President
Anna Karina V. Rodriguez	-	Vice President
Marielle M. Rubio	-	Vice President
Maria Christina C. Semira	-	Vice President
Arvin L. Siena	-	Vice President
Carla Elena A. Tabuena	-	Vice President
Jecyn Aimee C. Teng	-	Vice President
Milan M. Topacio	-	Vice President
Ma. Delia V. Villarino	-	Vice President
Radames Vittorio B. Zalameda	-	Vice President

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Abner Tito L. Alberto

Abner Tito L. Alberto

Assistant Corporate Secretary

June 13, 2023

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Abner Tito L. Alberto
Name	:	Abner Tito L. Alberto
Title	:	Assistant Corporate Secretary

Date: June 13, 2023

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2022. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

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EXHIBIT INDEX

EXHIBIT NUMBER PAGE

Copies of the disclosure letters that we filed on June 13, 2023 with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing & Exchange Corporation in connection with the results of PLDT Inc.’s Annual Meeting of Stockholders and the Organizational Meeting held on June 13, 2023.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:	/s/Abner Tito L. Alberto
Name:	Abner Tito L. Alberto
Title:	Assistant Corporate Secretary

Date: June 13, 2023

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